Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement 333 - 179021

January 11, 2018

$1,000,000,000 7.75% Senior Notes due 2026

This term sheet relates only to the notes referenced above (the “notes”) and should be read together with the preliminary prospectus supplement dated January 10, 2018 (including the documents incorporated by reference therein and the accompanying prospectus dated November 21, 2017) relating to the offering before making a decision in connection with an investment in the notes. The information in this term sheet supersedes the information in the preliminary prospectus supplement to the extent that it is inconsistent therewith.

Issuer:	Ensco plc

Expected Ratings*:	B3 / BB- (Moody’s / S&P)

Trade Date:	January 11, 2018

Expected Settlement Date:	January 26, 2018 (T+10)

Security Type:	Senior unsecured notes

Offering Format:	SEC registered

Principal Amount:	$1,000,000,000 (represents an upsize of $500 million)

Maturity Date:	February 1, 2026

Coupon:	7.75%

Interest Payment Dates:	February 1 and August 1 of each year, commencing August 1, 2018

Interest Record Dates:	January 15 and July 15

Benchmark US Treasury:	1.625% due February 15, 2026

Spread to Benchmark US Treasury:	+ 524 basis points

Public Offering Price:	100.0%

Yield to Maturity:	7.75%

Redemption Provisions:

Make-Whole Call:	Treasury Rate plus 50 basis points prior to November 1, 2025

Par Call:	On or after November 1, 2025

CUSIP/ISIN:	29358Q AH2 / US29358QAH20

Denominations:	Minimum of $2,000 and integral multiples of $1,000 in excess of $2,000

Joint Global Coordinators and Bookrunners:	Deutsche Bank Securities Inc. Citigroup Global Markets Inc.

Joint Book-Running Managers:	BNP Paribas Securities Corp. DNB Markets, Inc. HSBC Securities (USA) Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

Co-Manager:	Skandinaviska Enskilda Banken AB (publ)

Concurrent Tender Offers

The Company has increased the size of its cash tender offers for its 8.500% Senior Notes due 2019 (the “2019 notes”), (ii) 6.875% Senior Notes due 2020 (the “2020 notes”) and (iii) 4.700% Senior Notes due 2021 (the “2021 notes” and, together with the 2019 notes and the 2020 notes, the “repurchase notes”) from $492.5 million to $985.0 million aggregate purchase price, exclusive of accrued interest.

Use of Proceeds

We intend to use the net proceeds from this offering to fund the purchase price, including any applicable tender premium, payable with respect to the repurchase notes in the tender offers, as well as for general corporate purposes. General corporate purposes may include repayment of debt (including additional repurchase notes), acquisitions, additions to working capital, capital expenditures and investments in our subsidiaries. Outstanding notes surrendered in the tender offers will not be reissued.

*                 Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. at (toll-free) (800) 503-4611; or Citigroup Global Markets Inc. at (toll-free) 1-(800) 831-9146.

For the purposes of each manufacturer’s product approval process, as defined in Directive 2014/65/EU (as amended, “MiFID II”), manufacturer target market is is eligible counterparties and professional clients (all distribution channels).  No PRIIPs key information document (KID) has been prepared as EEA retail investors are not targeted